EXHIBIT 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Reporting Persons (as such term is defined in the Schedule 13G referred to below) by Larry Gies, as the designated filer on behalf of each of them, of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, par value $0.0000001 per share, of Madison Air Solutions Corporation, a Delaware corporation, and that this agreement may be included as an exhibit to such joint filing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 10, 2026

/s/ Larry Gies
Name: Larry Gies

MADISON INDUSTRIES HOLDINGS LLC

/s/ Larry Gies
Name: Larry Gies
Title: Sole Manager

MADISON AIR CO-INVESTORS LLC

By: Madison Industries Holdings LLC
Its: Manager

/s/ Larry Gies
Name: Larry Gies
Title: Sole Manager